Exhibit 99.1

FOR IMMEDIATE RELEASE

CLINICAL DATA SHOWS PATIENT BENEFIT OF VISIUS SURGICAL THEATRE BY IMRIS

-- Results of Randomized Trial with High-Field Intraoperative MR Imaging Presented at Major Neurosurgical Conference –

Winnipeg, Manitoba, April 18, 2012 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported on the presentation of preliminary results of the first randomized trial that studied the resection of low-grade insular glioma using high-field intraoperative MR imaging. The study, performed in a VISIUS Surgical Theatre, showed significantly greater extent of tumor resection, better rates of total resection and better long-term morbidity for the group undergoing surgery with intraoperative MR imaging (iMRI), compared to the control group without iMRI.

Dr. Xiaolei Chen, Associated Professor, Neurosurgery at the Chinese PLA General Hospital in Beijing, presented his findings during the plenary session at the annual meeting of the American Association of Neurological Surgeons currently underway in Miami Beach, FL. Dr. Mitchel Berger, Chairman, Department of Neurological Surgery at UCSF and President Elect of AANS, acted as the official discussant during the session. Following the presentation, Dr. Berger commented: “This study reinforces that iMRI is an excellent tool to help us achieve a complete tumor resection. Extent of tumor resection has been linked to improved patient survival, thus, iMRI will be helpful in allowing us to achieve that goal”.

Chinese PLA General Hospital in Beijing was the first hospital in China to install a VISIUS Surgical Theatre featuring a ceiling mounted, 1.5T intraoperative MR in February 2009 and has already treated over 800 patients. In the trial, which Dr. Chen began in April 2009, 81 patients were randomly assigned to one of two groups: the iMRI group or the control group. The patients in the iMRI group underwent microsurgery for the resection of the tumor using iMRI; the control group underwent conventional microsurgery. Patients in both groups were not statistically different in age and preoperative tumor size.

A closer look at the results shows that the extent of resection achieved with the iMRI group was 98.6%, which is a statistically significant higher result than in the control group at only 89.9%. This data is noteworthy since, according to the team at UCSF published in Clinical Oncology (Smith, Berger et al, 2008), “improved outcome among adult patients with hemispheric LGG [low-grade glioma] is predicted by greater EOR [extent of resection]”.

When comparing post-surgery residual tumor, gross total resection was achieved in 85% of the patients in the iMRI group - significantly higher than the result in the control group, which was only 56.1%. In addition, long-term language morbidity and motor morbidity results were significantly better in patients in the iMRI group compared to the control group.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods

Director Investor Relations & Corporate Communications

IMRIS Inc.

Tel: 204-480-7094

Email: bwoods@imris.com